UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1
Paya Lebar Link
#12-01/04
Singapore 408533
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

An inadvertent clerical oversight, while printing the notice and proxy statement (the “Proxy Statement”) for the upcoming extraordinary general meeting of shareholders of PropertyGuru Group Limited to be held on October 9, 2024 at 9:00 a.m. (New York City time), resulted in the underlined sentence below being omitted from the second full paragraph on page 59 of the Proxy Statement.

Moelis’ affiliates, employees, officers and partners may, at any time, own securities (long or short) of the Company, Parent and their respective affiliates. In the three years prior to the date of its opinion, Moelis acted as financial advisor to EQT and/or its affiliates (collectively, “EQT Entities”) in connection with the following completed assignments: (a) an initial public offering for a company in which EQT Entities held a minority stake, (b) a sell-side transaction and (c) a buy-side transaction. In the three years prior to the date of its opinion, with respect to these transactions, Moelis has (i) received aggregate fees from or on behalf of EQT Entities of approximately $8.4 million and (ii) earned (but has not yet been paid) aggregate fees from EQT Entities of approximately $2.7 million. In the two years prior to the date of its opinion, Moelis acted as financial advisor to TPG Inc. and/or its affiliates (collectively, “TPG Entities”) in connection with the following completed assignments: (a) a financial analysis unrelated to the Company or the Merger, and (b) three buy-side transactions. Moelis is currently acting for TPG Entities in (i) a pending sell-side transaction and (ii) three pending buy-side transactions, all of which are unrelated to the Merger. In the two years prior to the date of its opinion, Moelis has received aggregate fees from TPG Entities of approximately $20.9 million. In the event such pending transactions referred to above are consummated, Moelis will be entitled to receive aggregate fees of up to approximately $47.0 million. In the two years prior to the date of its opinion, Moelis acted as financial advisor to KKR & Co. Inc. and/or its affiliates (collectively, “KKR Entities”) in connection with the following completed assignments: (a) an investment transaction, (b) general strategic advice unrelated to the Company or the Merger, (c) two sell-side transactions, (d) a restructuring, (e) a capital raise (for which Moelis acted as joint bookrunner), and (f) a buy-side transaction. Moelis is currently acting for KKR Entities in (i) a general strategic advisory capacity unrelated to the Company or the Merger and (ii) a pending restructuring (which is an advisory assignment for a creditors group of which KKR is a member), (iii) four pending sell-side transactions, and (iv) three pending buy-side transactions, all of which are unrelated to the Merger. In the two years prior to the date of its opinion, Moelis has received aggregate fees from KKR Entities of approximately $13.8 million. In the event such pending assignments referred to above are completed, Moelis will be entitled to receive aggregate fees of up to approximately $53.1 million. In the future, Moelis may provide investment banking services to Parent, the Company and their respective affiliates, and would expect to receive compensation for such services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED

Date: October 2, 2024	By:	/s/ Hari V. Krishnan
	Name:	Hari V. Krishnan
	Title:	Chief Executive Officer and Managing Director